Exhibit 99.1

GRUPO FINANCIERO GALICIA S.A.

NOTICE OF SHAREHOLDERS’ MEETING

All shareholders of Grupo Financiero Galicia S. A. (the “Company”) are invited to the Extraordinary Shareholders’ Meeting to be held on August 2, 2012, at 11:00 AM (first call), at Tte. Gral. Juan D. Perón 430, Basement-Auditorium, Buenos Aires (not the Company’s registered office), with the following agenda:

1. Appointment of two shareholders authorized to sign the minutes.

2. Ratification to increase the amount of the Global Program of non-convertible, simple, short, mid-and/or long term Notes for a maximum outstanding face value of up to US$ 60,000,000 (or the equivalent thereof in another currency), in the sum of up to US$ 40,000,000 (or its equivalent in any other currency), bringing the outstanding amount of the Global Program Notes to US$ 100,000,000 (or its equivalent in any other currency). Said extension was resolved at the Ordinary and Extraordinary Shareholders’ Meeting held on April 14, 2010.

3. Delegation of the necessary powers to the Board of Directors and/or sub-delegation to one or more of its members and/or to one or more members of the Company’s management and/or to whom the Board of Directors designates in accordance with the existing rules applicable in order to determine the terms and conditions of the Global Program and Notes to be issued within the same framework.

This constitutes an unofficial English translation of the original Spanish document. The Spanish document shall govern all respects, including interpretation matters.